Putnam Investments
One Post Office Square
Boston, MA 02109
February 28, 2017

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Jaea Hahn and Jeffrey Long

Re:	Comments on Registration Statement on Form N-14 (File No. 333-215832), filed with the Securities and Exchange Commission (the “Commission”) on January 31, 2017 (the
“Registration Statement”), of Putnam Equity Income Fund (the “Fund”)

Dear Ms. Hahn and Mr. Long:

This letter responds to the comments that you provided telephonically to representatives of Putnam Investment Management, LLC (“Putnam Management”) on behalf of the staff of the Commission (the “Commission Staff”) on February 15, 2017 and February 24, 2017 regarding the Registration Statement. The Registration Statement relates to the merger of The Putnam Fund for Growth and Income (“Putnam Growth and Income Fund”) with and into the Fund (Putnam Growth and Income Fund and the Fund are referred to as the “funds”). For convenience of reference, I have summarized each of the Commission Staff’s comments before the Fund’s response.

General Comments

1. Comment: The Registration Statement must be finalized with all brackets removed and all material information provided.

Response: The Fund will revise the Registration Statement to provide all material information and to remove all brackets.

2. Comment: Please confirm that an auditor’s consent will be included with a pre-effective amendment filing.

Response: We confirm that an auditor’s consent will be filed with the pre-effective amendment filing.

Prospectus

3. Comment: Please disclose each fund’s net assets and inception date in the section “Questions and Answers Regarding the Merger.”

Response: The requested information will be included in Question 3 in the section “Questions and Answers Regarding the Merger.”

4. Comment: In the section “Questions and Answers Regarding the Merger,” please provide a brief explanation of why a shareholder vote is not required.

Response: Question 1 in the section “Questions and Answers Regarding the Merger” will be updated to include an explanation that, when adopting Rule 17a-8 under the Investment Company Act of 1940, as amended (the “1940 Act”), the Commission stated its view that approval by shareholders of a target fund would be required if the merger would result in a change that, in a context other than a merger, would require shareholder approval under the 1940 Act. These factors generally include increased distribution fees as a result of the merger, materially different advisory contracts, different Trustees or materially different fundamental investment policies as between the target and surviving funds. The Fund will explain that none of the factors requiring a shareholder vote are present in this merger.

5. Comment: In the section “Questions and Answers Regarding the Merger,” please provide additional information regarding any portfolio realignment that is expected to take place either before or after the merger. In Question 5 as well as in the section “Information about the Merger – Agreement and Plan of Reorganization,” if the extent of portfolio realignment is known, please disclose that information, as well as any estimated brokerage costs, if available. In Question 8, please include any tax consequences or capital gains that will result from the portfolio realignment. If no realignment is anticipated, please confirm that supplementally.

Response: As described in the Registration Statement, Putnam Management currently expects that Putnam Growth and Income Fund may make dispositions of certain portfolio holdings before the merger. Supplementally, we note that the portfolio managers believe it is possible that they will dispose of 19-39% of Putnam Growth and Income Fund’s current portfolio before the merger, although this percentage could vary. However, it is possible that some amount of the dispositions may be in the ordinary course of business, as the portfolio managers (who are also the portfolio managers of the Fund) recently took over managing Putnam Growth and Income Fund and are in the process of realigning the portfolio based on their investment philosophy separate from the merger.

In light of the uncertainty regarding the extent of the portfolio realignment of Putnam Growth and Income Fund prior to the merger, we have determined not to include an estimated percentage in the Registration Statement.

The Fund will add disclosure to Question 8 in the section “Questions and Answers Regarding the Merger” to explain that Putnam Management currently expects that Putnam Growth and Income Fund may make dispositions of certain portfolio holdings before the merger and that any such dispositions would result in brokerage commissions and other transaction costs, and may result in the realization of capital gains that would be distributed to shareholders as taxable distributions.

6. Comment: In Question 8 in the section “Questions and Answers Regarding the Merger,” please clarify the disclosure related to the accelerated tax distributions and explain what impact this distribution might have on shareholders.

Response: Question 8 will be revised to clarify that the merger will end the tax year of the target fund, and that any tax distribution that shareholders would normally receive in connection with the fund’s tax year-end will be received earlier in the year, shortly in advance of the merger. The Fund will clarify further that shareholders may also receive a taxable distribution of any income or gains of the surviving fund in connection with the end of the surviving fund’s tax year and will add that distributions received by shareholders in connection with the tax year-end of the target fund or the Fund will only be taxable if they are paid to a taxable account.

7. Comment: With respect to Question 11 in the section “Questions and Answers Regarding the Merger,” please supplementally state whether the costs of the merger include any costs associated with portfolio realignment.

Response: The costs disclosed in Question 11 do not include any portfolio realignment costs. Portfolio realignment costs, including brokerage commissions, are difficult to estimate with any certainty, and as result, the Fund has determined not to include portfolio realignment costs in the discussion of costs of the merger.

8. Comment: Supplementally, please explain why it is appropriate to allocate certain merger costs evenly between the target and surviving funds rather than basing the allocation on the net assets of each fund.

Response : As stated in the Registration Statement, because shareholders of both funds are expected to benefit from the merger based on several factors, Putnam Management believes that the allocation of merger costs evenly between the funds (except for the cost of Commission registration fees, which will be allocated to the Fund) is a fair and objective manner of allocation. Furthermore, a majority of the expenses, including estimated legal and audit expenses, are set amounts based on the entire transaction and do not vary based on the net assets of the target and surviving funds.

9. Comment: Please consider including the payback period for the merger costs for each fund.

Response: The Fund respectfully declines to make a change in response to this comment. We note that Form N-14 does not require the inclusion of the payback period for merger costs.

10. Comment: Please confirm whether Putnam Management is permitted to recoup any fees waived in connection with any expense limitation agreement described in the Registration Statement. If recoupment is permitted, please disclose.

Response: Putnam Management is not permitted to recoup expenses waived in connection with any expense limitation agreement described in the Registration Statement.

11. Comment: Please confirm that the fees and expenses presented in the Annual Fund Operating Expenses table represent current fees in accordance with Item 3 of Form N-14.

Response: We confirm that the fees in the Annual Fund Operating Expenses table represent current fees in accordance with Item 3 of Form N-14.

12. Comment: In the section “Trustees’ Considerations Relating to the Merger – Ongoing fund expenses,” please clarify, supplementally, the statement that “the combined Putnam Equity Income Fund is expected to have only a slightly higher total expense ratio than the current total expense ratio for Putnam Growth and Income Fund,” as the expenses appear to be the same as presented in the Annual Fund Operating Expenses table.

Response: The total expense ratio will increase 0.2 basis points over the current total expense ratio for Putnam Growth and Income Fund, which the Fund describes to shareholders as a “slightly higher” total expense ratio in multiple places in the Registration Statement. Due to rounding, however, the total expense ratios for the target fund and the combined fund are reported to be the same in the Annual Fund Operating Expenses table.

13. Comment: Please update Appendix B to mirror the same disclosure that was filed recently in the post-effective amendment “template filing” of Putnam International Equity Fund.

Response: The requested changes will be made to the Registration Statement.

Part C

14. Comment: In the third paragraph of Item 15 in the Part C, please make the disclosure consistent with Rule 484 under the Securities Act of 1933, as amended.

Response: The requested change will be made to the Registration Statement.

I believe this letter addresses the Commission Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-2577. Thank you for your assistance.

Very truly yours,

/s/ Venice Monagan

Venice Monagan
Counsel
Putnam Management

cc:	James E. Thomas, Esq., Ropes & Gray LLP

Peter T. Fariel, Putnam Investments